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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                               SCHEDULE 14D-9/A

                                (Rule 14d-101)

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               -----------------

                             Intimate Brands, Inc.
                           (Name of Subject Company)

                             Intimate Brands, Inc.
                       (Name of Person Filing Statement)

                      Common Stock, U.S. $0.01 Par Value
                        (Title of Class of Securities)

                                   461156101
                     (CUSIP Number of Class of Securities)

                               -----------------

                             Tracey Thomas Travis
                             Intimate Brands, Inc.
                             Three Limited Parkway
                              Columbus, OH 43230
                                (614) 415-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person Filing Statement)

                               -----------------

                                With a copy to:

                           Russell J. Bruemmer, Esq.
                            Michael R. Klein, Esq.
                          Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                            Washington, D.C. 20037
                                (202) 663-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

   The name of the subject company is Intimate Brands, Inc., a Delaware corporation ("Intimate Brands"). The address of the principal executive office is Three Limited Parkway, Columbus, Ohio 43230 and its telephone number at that address is (614) 415-6900. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the Class A common stock, par value $0.01 per share, of Intimate Brands (the "Shares"). As of March 8, 2002, 80,663,953 shares of Class A common stock were issued and outstanding, 411,635,902 shares of Class B common stock were issued and outstanding, and 11,015,020 shares were held in treasury.

Item 2.  Identity and Background of Filing Person.

  Name and Address

   The name, business address and business telephone number of Intimate Brands, which is the subject company and the filing person, are set forth in Item 1 above.

  Tender Offer

   This Statement relates to the tender offer by The Limited, Inc., a Delaware corporation ("Purchaser"), through its wholly-owned subsidiary Intimate Brands Holding Co., Inc., a Delaware corporation ("IB Holding"), to exchange all of the outstanding Shares not currently owned directly or indirectly by Purchaser for shares of common stock of Purchaser, as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on February 5, 2002, and as amended through March 7, 2002 (the "Schedule TO").

   According to the Schedule TO, Purchaser is offering to exchange all of the outstanding Shares not currently owned by Purchaser at a ratio of 1.10 shares of common stock, par value $0.50 per share, of Purchaser for each outstanding Share (the "Offer Ratio") on the terms and conditions set forth in the Offer to Exchange prospectus as filed on Form S-4 with the SEC, dated February 5, 2002 and as amended through February 28, 2002 and the prospectus filed under Section 424(b)(3) dated March 1, 2002 and as supplemented by a prospectus supplement dated March 7, 2002 (the "Offer to Exchange") and in the related Letters of Transmittal dated February 5, 2002 (the Letters of Transmittal which, together with the Schedule TO and Offer to Exchange, collectively constitute the "Offer"). This exchange ratio is revised and increased from the initial exchange ratio announced on February 5, 2002 of 1.046 shares of Purchaser's common stock for each Share. The revised exchange ratio represents an approximately 12% premium based on closing prices of Shares and Purchaser's common stock on February 4, 2002, the trading day of the initial public announcement of the Offer. Intimate Brands stockholders will not receive fractional shares of Purchaser's common stock, instead, the exchange agent for the Offer, acting on the Intimate Brands stockholder's behalf, will aggregate any fractional shares issuable and sell them for the stockholder's account. The proceeds realized by the exchange agent on the sale of fractional shares will be distributed to each tendering Intimate Brands stockholder on a pro rata basis, net of commissions.

   According to the Offer to Exchange, Purchaser, through its affiliates, owns 100% of the outstanding Class B common stock of Intimate Brands, which currently represents approximately 93.9% of the combined voting power of the Intimate Brands outstanding common stock. Each share of Class B common stock is convertible, at Purchaser's option at any time, into one Share. By virtue of its ownership of Class B common stock, Purchaser currently beneficially owns approximately 83.7% of the economic interest in Intimate Brands.

   According to the Offer to Exchange, Purchaser is making the Offer in order to acquire all of the outstanding Shares not owned by Purchaser, and, as soon as practicable following the consummation of the Offer, seeking to have Intimate Brands consummate a "short form" merger indirectly with and into Purchaser (the "Merger"). The Offer is subject to the fulfillment of certain conditions, including, but not limited to: (1) the tender of a sufficient number of Shares such that, after the Offer is completed, Purchaser would own at least 90% of the outstanding Shares (assuming conversion of the Intimate Brands Class B common stock currently owned by Purchaser into Shares); (2) approval by Purchaser's stockholders of the issuance of the shares of Purchaser's common stock

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necessary to complete the Offer and the Merger contemplated by the Offer to
Exchange; (3) the Form S-4 registration statement to which the Offer relates has been declared effective by the SEC; (4) the absence of any proposed offer to acquire Purchaser or Intimate Brands; (5) the absence of any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States or other national or international calamity directly or indirectly involving the United States; and
(6) the absence of any event that, in good faith judgment of Purchaser, would result in an actual or threatened material adverse change in the business, condition (financial or other) or prospects of Purchaser or Intimate Brands. Purchaser will not waive the 90% minimum tender condition or any other conditions of the Offer which, if not satisfied, would prevent Purchaser from effecting the Merger. According to the Offer to Exchange, the Offer's expiration date has been extended and now expires at 12:00 midnight, New York City time, on March 20, 2002, unless extended. According to the Offer to Exchange, Purchaser will not do a "subsequent offering" under Rule 14D-11 after the Offer expires.

   According to the Offer to Exchange, if the Offer is completed and Purchaser owns at least 90% of the outstanding Shares, Purchaser intends to consummate a Merger of Intimate Brands with and into Purchaser through its wholly-owned subsidiary. According to the Offer to Exchange, the purpose of the Merger is to acquire all publicly-held Shares not tendered and exchanged pursuant to the Offer. In this event, the Merger would not require further approval of the Board of Directors of Intimate Brands (the "Board") or action by the stockholders of Intimate Brands. In the Merger, the Shares that are not purchased in the Offer would be exchanged for shares of common stock of the Purchaser at the same ratio as if the Shares had been tendered pursuant to the Offer. If the conditions of the Offer are satisfied, or, to the extent permitted, waived, Purchaser will complete the Offer, and unless unlawful to do so, Purchaser will effect the Merger as soon as practicable thereafter. Following the Offer and Merger, the Shares will no longer trade publicly on any stock exchange. According to the Offer to Exchange, the rights of stockholders of Purchaser are generally comparable to the rights of stockholders of Intimate Brands. The Offer to Exchange contains a comparison of rights of stockholders of the respective companies under the heading "Comparison of Limited-Intimate Brands Stockholder Rights." According to the Offer to Exchange, the Offer and Merger will be tax-free for United States federal income tax purposes other than the cash in lieu of fractional Shares. Purchaser describes the tax consequences in the Offer to Exchange under the heading "Material Federal Income Tax Consequences."

   The Schedule TO states that the principal executive offices of Purchaser are located at Three Limited Parkway, Columbus, Ohio 43230.

   With respect to all information described herein as contained in the Offer to Exchange and Schedule TO, including information concerning Purchaser or its affiliates, officers or directors, or actions or events with respect to any of them, Intimate Brands takes no responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

   Except as discussed herein or incorporated by reference, to the best of Intimate Brands' knowledge, as of the date of this Statement there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between Intimate Brands or its affiliates and (i) the executive officers, directors or affiliates of Intimate Brands, or (ii) Purchaser or any of its respective officers, directors or affiliates.

  Certain Arrangements between Intimate Brands and its Executive Officers, Directors and Affiliates

   Certain contracts, agreements, arrangements and understandings between Intimate Brands and its executive officers, directors and affiliates are described in the Annual Proxy Statement of Intimate Brands filed on Schedule
14A with the SEC on April 20, 2001 (the "2001 Proxy Statement") under the headings "Executive Compensation," "Reports of the Compensation Committee," and "Election of Directors--Security Ownership of Directors and Management" are attached as exhibits to this Statement and are incorporated by reference herein.

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Information concerning the actual or potential conflicts of interest involving
Intimate Brands and its executive officers, directors and affiliates are set forth in the 2001 Proxy Statement under the heading "Election of Directors--Nominees and Directors," and is attached as an exhibit to this Statement and is incorporated by reference herein. The Offer to Exchange contains information regarding the relationship between Intimate Brands and Purchaser under the heading "Relationship between Intimate Brands and The Limited." The information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information directly in this Statement.

  Executive Compensation and Employment Matters

   Information concerning executive compensation and employment matters is set forth in the 2001 Proxy Statement under the heading "Executive Compensation" and attached as an exhibit to this Statement and is incorporated by reference herein.

   In 2001, Intimate Brands entered into an employment agreement with Executive Officer Tracey Thomas Travis. Pursuant to this agreement, Ms. Travis serves as Vice President, Finance and Chief Financial Officer of Intimate Brands. Ms. Travis' agreement provides for a signing bonus of $500,000, an initial salary of $370,000, a guaranteed bonus of $222,000 for her first year of employment and provides for life insurance coverage of one million dollars ($1,000,000). The agreement provides that, if Intimate Brands terminates Ms. Travis' employment without cause or if Ms. Travis terminates the employment for good reason, she will continue to receive her base salary for one year after the termination date. Under a related agreement, Ms. Travis agrees not to compete with Intimate Brands during the term of her employment and for six months thereafter and not to solicit its employees or customers during the employment term and for one year thereafter. Her employment agreement also provides for disability benefits in addition to the benefits available under Intimate Brands' disability plans. A copy of Ms. Travis' employment agreement and related agreement and understanding are attached to this Statement as an exhibit.

  Change of Control Agreements

   Intimate Brands has entered into employment agreements with the following executive officers: Beth M. Pritchard, President and Chief Executive Officer of Bath & Body Works and Grace A. Nichols, President and Chief Executive Officer of Victoria's Secret Stores. Pursuant to these agreements, Intimate Brands may be required to make certain tax reimbursement payments upon the occurrence of certain events including if any person acquires ownership or effective control of Intimate Brands. Intimate Brands believes these payments would not be triggered by the purchase of Shares by the Purchaser pursuant to the Offer. Copies of the agreements with Ms. Pritchard and Ms. Nichols are filed as exhibits to the Intimate Brands Quarterly Report filed on Form 10-Q with the SEC on September 14, 1998 and each is filed as an exhibit to this Statement.

  Indemnification of Directors and Officers

   Article V of the Intimate Brands Bylaws provides for indemnification of directors or officers, to the fullest extent permitted by the laws of Delaware. According to Article V of the Intimate Brands Bylaws, Intimate Brands shall indemnify to the fullest extent permitted by law any director or officer made or threatened to be made a party to any legal action by reason of the fact that such person is or was a director, officer, employee or other corporate agent of Intimate Brands or served any other enterprise at the request of Intimate Brands or served as a member of any committee or similar body. The indemnification provision provides that directors and officers shall also be paid any expenses incurred in connection with such an action to the fullest extent permitted by Delaware law. The Delaware General Corporation Law (the "DGCL") provides for indemnification of directors and officers under certain conditions. In addition, each director has entered into an indemnification agreement with Intimate Brands pursuant to which Intimate Brands has agreed to indemnify to the fullest extent permitted by applicable law such director under certain conditions and require Intimate Brands to maintain directors' and officers' liability insurance. Article V of the Intimate Brands Bylaws also provides that Intimate Brands shall maintain insurance against liability on behalf of any director, officer, employee or agent of Intimate Brands or such person who is serving at the request of Intimate Brands as a director, officer or employee of

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another enterprise. Intimate Brands has insured its directors and officers under a directors' and officers' liability insurance policy which provides for indemnification of directors and officers and reimbursement to Intimate Brands for amounts paid as indemnity to any director or officer, subject to certain conditions. The material terms of the Bylaw provisions, indemnification agreements and directors' and officers' liability insurance policy are described in and copies or copies of the forms of the indemnification agreements were filed with the SEC as exhibits to Intimate Brands' registration statement filed in connection with its initial public offering or in the 2001 Proxy Statement are available for inspection at the SEC and are incorporated by reference herein.

  Intimate Brands' Charter

   Intimate Brands' Certificate of Incorporation contains provisions, including Articles Twelfth and Thirteenth, relating to potential conflicts of interest that may arise between Intimate Brands and Purchaser. Such provisions were adopted in light of the fact that Intimate Brands and Purchaser and its subsidiaries are engaged in retail businesses and may pursue similar opportunities in the ordinary course of business. Among other things, these provisions generally eliminate the liability of directors and officers of Intimate Brands with respect to matters involving Purchaser and its subsidiaries, including matters that may constitute corporate opportunities of the Purchaser, its subsidiaries or Intimate Brands. Any person purchasing or acquiring an interest in shares of capital stock of Intimate Brands will be deemed to have consented to such provisions relating to conflicts of interest, interested directors and corporate opportunities, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions.

  Certain Arrangements between Intimate Brands and Purchaser

   Certain arrangements and agreements between Intimate Brands and Purchaser are described in the 2001 Proxy Statement under the heading "Relationship and Transactions with The Limited" and an excerpt of which is attached as an exhibit to this Statement and is incorporated by reference herein. Except as set forth in the 2001 Proxy Statement or the Offer to Exchange, to the best of Intimate Brands' knowledge, as of the date of the Offer to Exchange, neither Purchaser nor any of Purchaser's directors, executive officers or other affiliates (a) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Intimate Brands, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Intimate Brands, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, (b) has engaged in contacts, negotiations or transactions with Intimate Brands or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets or (c) has had any other transaction with Intimate Brands or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer. The Offer to Exchange contains information regarding the relationship of certain directors and officers of Intimate Brands with the Purchaser under the heading "Relationship between Intimate Brands and The Limited." The information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information directly in this Statement.

  Intercompany Arrangements

   According to the Offer to Exchange and as described in the 2001 Proxy Statement, Intimate Brands' relationship with Purchaser is governed, in part, by agreements entered into in connection with the initial public offering of Intimate Brands in October 1995, including a services agreement, a corporate agreement, lease agreements, shared facilities agreements and a tax-sharing agreement. The Offer to Exchange contains information regarding the relationship between Intimate Brands and Purchaser under the heading "Relationships between Intimate Brands and The Limited: Intercompany Arrangements." The material terms of these agreements and the agreements are described in the 2001 Proxy Statement under the heading "Relationship and Transactions with The Limited" an excerpt of which is attached as an exhibit to this Statement and is incorporated by reference herein, and copies of the forms of agreements were filed with the SEC as exhibits to

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Intimate Brands' registration statement filed in connection with its initial public offering or in the 2001 Proxy Statement and are available for inspection at the SEC and incorporated by reference herein. The information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information directly in this Statement. To the best of Intimate Brands' knowledge, except as disclosed herein, there are no other agreements, arrangements, or other transactions between Intimate Brands and Purchaser.

   Lease Agreements. The businesses operated by Intimate Brands entered into several lease agreements with Purchaser or one or more subsidiaries of Purchaser. One lease agreement has an initial term of fifteen years commencing on October 23, 1995 (the "1995 Lease Agreement") and certain others have an initial term of fifteen years commencing on January 31, 1999 (the "1999 Lease Agreements" and, together with the 1995 Lease Agreement, the "Lease Agreements"). The Lease Agreements will be renewed automatically thereafter for successive five-year terms unless either the lessor or lessee (or sublessor or sublessee) elects not to renew the Lease Agreement upon at least one year's notice.

   Under the Lease Agreements, Purchaser, directly or indirectly, leased to the relevant businesses of Intimate Brands a distribution center and headquarters office space. The 1995 Lease Agreements provides for the lessee to lease space at an average annual rental rate equal to $11.00 per square foot, in the case of office space and building common areas, and $2.85 per square foot, in the case of the distribution centers, subject to adjustment based on the consumer price index every year. The 1999 Lease Agreements provide for the lessee to lease space at an average annual rental rate equal to $16.15 per square foot, in the case of office space, and $4.35 per square foot, in the case of the distribution centers, subject to adjustment based on the consumer price index every year. Under the Lease Agreements, Intimate Brands paid Purchaser (or subsidiaries of Purchaser) approximately $14,517,000 in lease payments during 2001.

   The 1995 Lease Agreement is filed with the SEC as an exhibit to the Quarterly Report filed by Intimate Brands on Form 10-Q for the quarter ended October 28, 1995 and is incorporated by reference herein. The Lease Agreement by and between Distribution Land Corp., a wholly-owned subsidiary of Purchaser, and Bath & Body Works, Inc. dated January 31, 1999 and the Lease Agreement by and between Distribution Land Corp., a wholly-owned subsidiary of Purchaser, and Victoria's Secret Stores, Inc., dated January 31, 1999 are filed with the SEC as exhibits to the Annual Report on Form 10-K filed by Intimate Brands with the SEC on April 24, 2001 and are incorporated by reference herein. The Lease Agreement by and between Distribution Land Corp. and Victoria's Secret Catalogue, Inc. dated January 31, 1999 is filed with the SEC and attached as an exhibit to the Quarterly Report filed by Intimate Brands on Form 10-Q for the quarter ended May 1, 1999 and is incorporated by reference herein.

   Intercompany obligations. As of December 31, 2001, Intimate Brands had an intercompany receivable from Purchaser of $292.3 million attributable to intercompany arrangements described above. As of February 3, 2002, this intercompany receivable from Purchaser was in the amount of $229.1 million. The intercompany account represents an earning asset or interest-bearing liability. Interest on the intercompany account is calculated based on the Federal Reserve Board Composite 30-day rate. According to the 2001 Proxy Statement, Intimate Brands, indirectly through its subsidiaries, has long-term intercompany debt obligations to Purchaser in the aggregate amount of $100 million, maturing March 15, 2023 (the "2023 Notes"). According to the 2001 Proxy Statement, the 2023 Notes represent Intimate Brands' proportionate share of certain long-term debt of Purchaser, and the interest rates and maturities of the 2023 Notes parallel those of the corresponding debt of Purchaser. The 2023 Notes bear interest (payable March 15 and September 15 of each year) at a rate of 7.5% per annum. The 2023 Notes are to be automatically prepaid concurrently with any prepayment of the corresponding debt of Purchaser. The debt of Purchaser corresponding to the 2023 Notes is subject to early redemption by Purchaser at its option beginning in 2003 at set declining premiums.

   Cash Management and Credit Card Processing Arrangements. Intimate Brands participates in Purchaser's centralized cash management system. Under this system, cash received from Intimate Brands' operations is transferred to Purchaser's centralized cash accounts and cash disbursements are funded from the centralized cash

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accounts on a daily basis. Intimate Brands' proprietary credit card processing is performed by Alliance Data Systems, which is 20%-owned by Purchaser.

Manufacturing. During fiscal year 2000, Intimate Brands purchased merchandise from approximately 890 suppliers and factories located throughout the world. Intimate Brands sourced approximately 30% of its merchandise through Mast Industries, Inc., a wholly-owned contract manufacturing subsidiary of Purchaser. In addition to purchases from Mast, Intimate Brands purchases merchandise directly in foreign markets and in the domestic market, some of which is manufactured overseas. No more than 5% of goods purchased originated from any single manufacturer.

  Purchaser's Percentage Holdings of Intimate Brands

   According to the Offer to Exchange, Purchaser, through IB Holding owns 100% of the outstanding Class B common stock of Intimate Brands, which currently represents approximately 93.9% of the combined voting power of the outstanding Intimate Brands common stock. Each share of Class B common stock is convertible, at Purchaser's option at any time, into one Share. By virtue of its ownership of Class B common stock, Purchaser currently owns approximately 83.7% of the Shares. Additional information regarding Purchaser's share ownership is described in the 2001 Proxy Statement under the heading "Share Ownership of Principal Stockholders," is attached as an exhibit to this Statement and is incorporated by reference herein. The information incorporated by reference is considered part of this Statement, except any information superseded by information directly in this Statement.

  Interests of Certain Persons in the Offer and Merger

   In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of Purchaser and its affiliates, and certain officers and directors of Intimate Brands and its affiliates, have interests in the Offer and Merger which are described below and which may present them with certain actual or potential conflicts of interest with respect to the Offer.

   According to the Offer to Exchange, three members of the Board also serve as directors of Purchaser, including Leslie H. Wexner, who serves as Chairman and Chief Executive Officer of both companies. The two directors that comprise the compensation committee of the Board also constitute the compensation committee of Purchaser's board of directors. In addition, two members of the Board are employees of Intimate Brands, whose compensation is ultimately determined by the compensation committee of the Board. A description of the Intimate Brands compensation committee and its relationship to Purchaser's compensation committee is described in the 2001 Proxy Statement under the heading "Report of the Compensation Committee" which is attached as an exhibit to this Statement and incorporated by reference herein.

   Leslie H. Wexner, Chairman of the Board and Chief Executive Officer of Intimate Brands, also serves as Chairman of the Board and Chief Executive Officer of Purchaser. In addition, according to the Offer to Exchange, as of December 31, 2001, Mr. Wexner owned 130,657 Shares and options exercisable within 60 days to acquire 210,000 Shares. As of February 28, 2002, Mr. Wexner also owned 78,671,857 shares of Purchaser's common stock and options exercisable within 60 days to acquire 2,454,232 shares of Purchaser's common stock.

   E. Gordon Gee and Donald Shackelford, directors of Intimate Brands, also serve as directors of Purchaser. Dr. Gee and Mr. Shackelford are the sole members of the compensation committee of the Board as well as the sole members of the compensation committee of Purchaser's Board of Directors.

   As of February 28, 2002, Dr. Gee owned 6,090 Shares and options exercisable within 60 days to acquire 11,225 Shares. Dr. Gee also owned 6,173 shares of Purchaser's common stock and options exercisable within 60 days to acquire 9,276 shares of Purchaser's common stock.

   As of February 28, 2002, Mr. Shackelford owned 14,886 Shares and options exercisable within 60 days to acquire 11,225 Shares. Mr. Shackelford also owned 108,357 shares of Purchaser's common stock and options exercisable within 60 days to acquire 9,276 shares of Purchaser's common stock.

   Leonard A. Schlesinger, an executive officer of Intimate Brands, also serves as a director and Executive Vice President and Chief Operating Officer of Purchaser. In addition, as of February 28, 2002, Mr. Schlesinger owned 1,050 Shares. Mr. Schlesinger also owned 27,231 shares of Purchaser's common stock and options exercisable within 60 days to acquire 113,548 shares of Purchaser's common stock.

   In addition, as of February 28, 2002, the following directors and executive officers of Purchaser beneficially own Shares: Daniel P. Finkelman, an executive officer of Purchaser, owned 4,676 Shares; V. Ann Hailey, an executive officer of Purchaser and director and executive officer of IB Holding, owned 4,400 Shares; Alex Shumate, a director of Purchaser, owned 3,762 Shares and options exercisable within 60 days to acquire 5,749 Shares; Martin Trust, a director of Purchaser, owned 18,528 Shares; and Raymond Zimmerman, a director of Purchaser, owned 3,506 Shares.

   As of February 28, 2002, Mr. Finkelman also owned 27,043 shares of Purchaser's common stock and options exercisable within 60 days to acquire 214,562 shares of Purchaser's common stock. As of February 28, 2002, Ms. Hailey also owned 79,948 shares of Purchaser's common stock and options exercisable within 60 days to acquire 297,001 shares of Purchaser's common stock. As of February 28, 2002, Mr. Shumate also owned 1,323 shares of Purchaser's common stock and options exercisable within 60 days to acquire 250 shares of Purchaser's common stock. As of February 28, 2002, Mr. Trust also owned 4,650,261 shares of Purchaser's common stock and options exercisable within 60 days to acquire 541,388 shares of Purchaser's common stock. As of February 28, 2002, Mr. Zimmerman also owned 10,173 shares of Purchaser's common stock and options exercisable within 60 days to acquire 9,276 shares of Purchaser's common stock.

   David H. Hasson, a director and executive officer of IB Holding, owned 2,048 Shares as of December 31, 2001. Jackie Smith, a director and executive officer of IB Holding, owned 300 Shares as of December 31, 2001. Charles H. Buckingham, a director and executive officer of IB Holding, as of December 31, 2001, owned no Shares and held no options to purchase Shares. Christopher L. Kaempfer, a director and executive officer of IB Holding, as of December 31, 2001, owned no Shares and held no options to purchase Shares.

   Roger D. Blackwell is a director of Intimate Brands. As of February 28, 2002, Dr. Blackwell owned 14,780 Shares and options exercisable within 60 days to acquire 11,225 Shares. Dr. Blackwell also owned, as of February 28, 2002, 13,600 shares of Purchaser's common stock. During 2001, Dr. Blackwell gave two seminars for one of Purchaser's subsidiaries through Blackwell Associates and The Ohio State University. Dr. Blackwell received directly and indirectly normal and customary fees in the aggregate of $13,000 for these seminars.

   As of February 28, 2002, William E. Kirwan, a director of Intimate Brands, owned 2,450 Shares and options exercisable within 60 days to acquire 2,825 Shares. As of February 28, 2002, Donna A. James, a director of Intimate Brands, owned 775 Shares.

   Beth M. Pritchard, a director of Intimate Brands, also serves as President and Chief Executive Officer of Bath & Body Works, Inc. and The White Barn Candle Company, each a subsidiary of Intimate Brands, and her compensation is ultimately determined by the compensation committee of the Intimate Brands Board, which is comprised of Dr. Gee and Mr. Shackelford, as stated above. In addition, as of February 28, 2002 Ms. Pritchard owns 208,327 Shares and options exercisable within 60 days to acquire 661,502 Shares. Ms. Pritchard also owns 28,995 shares of Purchaser's common stock.

   Grace A. Nichols, a director of Intimate Brands, also serves as President and Chief Executive Officer of Victoria's Secret Stores, Inc., a subsidiary of Intimate Brands, and her compensation is ultimately determined by the compensation committee of the Intimate Brands Board, which is comprised of Dr. Gee and Mr. Shackelford, as stated above. In addition, as of February 28, 2002 Ms. Nichols owns 202,302 Shares and options exercisable within 60 days to acquire 396,994 Shares. Ms. Nichols also owns 49,904 shares of Purchaser's common stock and options exercisable within 60 days to acquire 25,934 shares of Purchaser's common stock.

   Tracey Thomas Travis serves as Chief Financial Officer of Intimate Brands and according to the Offer to Exchange, her compensation is ultimately determined by the compensation committee of the Board, which is comprised of Dr. Gee and Mr. Shackelford, as stated above. She is also Vice President for Finance of Intimate Brands. As of February 28, 2002, Ms. Travis owned options exercisable within 60 days to acquire 10,000 Shares.

   Special Committee. Effective as of February 5, 2002, in light of the above relationships, the Board established a special committee of the independent directors (the "Special Committee") to review, consider and evaluate the Offer. The Special Committee appointed by the Board is composed of Ms. Donna A. James (as chair), Executive Vice President and Chief Administrative Officer of Nationwide, Dr. William E. Kirwan, President of The Ohio State University, and Dr. Roger D. Blackwell, Professor of Marketing at The Ohio State University and President and Chief Executive Officer of Roger Blackwell Associates, Inc. No members of the Special Committee have an affiliation with Purchaser, except as directors of Intimate Brands. As compensation for services rendered in connection with serving on the Special Committee, Ms. James and Drs. Kirwan and Blackwell each will receive compensation equal to $50,000 plus $1,000 per meeting of the Special Committee. In addition, each will be reimbursed for reasonable out-of-pocket expenses incurred in connection with serving as a member of the Special Committee.

  No Change of Management

   According to the Offer to Exchange, Purchaser has stated that while it has no plans to make any significant changes at this time, following completion of the Offer and Merger, Purchaser expects to review Intimate Brands and its assets, corporate structure, capitalization, operations, property, management, personnel and policies to determine what changes, if any, are desirable or appropriate. Purchaser may in the future also consider transactions such as acquisitions or dispositions of material assets, formation of alliances, joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting Intimate Brands and its operations.

  Amendments to Benefit Plans

   According to the Offer to Exchange, in connection with the Offer and Merger, vested and unvested grants of stock options and restricted stock of Intimate Brands common stock will be exchanged for awards of stock options and restricted stock of Purchaser's common stock (collectively, the "awards"). The new awards will have the same vesting provisions, option periods, aggregate intrinsic value, ratio of exercise price per option to market value per share and other terms as the Intimate Brands awards exchanged.

  Stock Repurchase Plan

   In September 2001, Intimate Brands announced a plan to buy back $50 million in Shares. In its Quarterly Report filed with the SEC on December 14, 2001 on Form 10-Q for the quarter ended November 3, 2001 ("November 3, 2001 10-Q"), Intimate Brands reported it had repurchased approximately 0.8 million Shares from the public shareholders for an aggregate purchase price of approximately $7.8 million. While the buy back plan has not been suspended by Intimate Brands, no Shares have been purchased since September 20, 2001.

Item 4.  The Solicitation or Recommendation.

  Recommendation of the Special Committee

   The Special Committee unanimously recommends the stockholders of Intimate Brands accept the Offer because the Special Committee has determined unanimously that the Offer is fair to and in the best interests of Intimate Brands and its stockholders. Accordingly, the Special Committee recommends that stockholders of Intimate Brands tender their Shares pursuant to the Offer.

   In evaluating the Offer, the Special Committee relied on its knowledge of the business, financial condition and prospects of Intimate Brands as well as consulted with its legal and financial advisors. In view of the wide variety of factors considered in connection with the evaluation of the Offer, the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the specific factors it considered in reaching its determinations. In addition, individual members of the Special Committee may have given different weights to different factors.

   The discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhausitive but is believed to include all material factors considered. The balance of this Item 4 summarizes the relevant events and background since the announcement of the Offer and the reasons for the Special Committee's recommendation that stockholders accept the Offer.

  Background of the Offer

   On October 23, 1995, Intimate Brands, which was then a wholly-owned subsidiary of Purchaser, completed an initial public offering of approximately 16% of its common stock. Following the initial public offering, the stock held by Purchaser represented approximately 84% of the economic interest in Intimate Brands and approximately 94% of the voting power of all classes of voting stock, through its indirect ownership of 100% of the Class B common stock. The Intimate Brands initial public offering was the first in a series of transactions undertaken by Purchaser to realign its organizational structure and businesses. Purchaser has continued to hold an interest in Intimate Brands since the initial public offering and its indirect holdings through its wholly-owned subsidiary IB Holding currently represent 83.7% of the economic interest in, and approximately 93.9% of the voting power of, Intimate Brands.

   As described more fully above in Item 3, in September 2001, Intimate Brands announced a plan to buy back $50 million in Shares. As part of this buy back program, no Shares were to be purchased from Purchaser. In its Quarterly Report filed on Form 10-Q for the quarter ended November 3, 2001, Intimate Brands reported it had repurchased approximately 0.8 million Shares from the public shareholders for an aggregate purchase price of approximately $7.8 million.

   After the close of trading on February 4, 2002, Leslie H. Wexner, Chairman and Chief Executive Officer of both Intimate Brands and Purchaser, and members of Purchaser's senior management during a telephonic meeting with several members of the Board, informed the Board of Purchaser's intent to commence the following day an offer for the exchange of the remaining outstanding Shares not held by Purchaser. Intimate Brands had not engaged in any discussions regarding an acquisition, merger, consolidation or any similar transaction with Purchaser prior to the Board conference call on February 4, 2002. Prior to the Board conference call on the evening of February 4, 2002, neither the officers of Intimate Brands who are not also affiliated with Purchaser nor its directors who are not also directors of Purchaser were notified or otherwise made aware of Purchaser's intent to offer to acquire the outstanding Shares. Shortly after the call, Purchaser issued a press release announcing the transaction and addressing several other matters and Mr. Wexner delivered to those members of the Board who are not also members of Purchaser's board of directors the following letter addressed to the Board which notified the Board in writing of Purchaser's intent:

   February 4, 2002

   Board of Directors
   Intimate Brands, Inc.

   Dear Intimate Brands Directors:

      I am writing on behalf of the Board of Directors of The Limited to confirm the key aspects of our call earlier this evening.

      As we discussed, The Limited's Board of Directors has determined that it is desirable to recombine Intimate Brands and The Limited. We believe this step is strategically and operationally compelling and should yield a number of significant benefits. Most importantly, we believe it would put The Limited and IBI in a better position to exploit fully both companies' key brands and thereby create greater value for all stockholders.

      As a result, tomorrow morning The Limited will commence an offer to IBI stockholders in which we will offer to exchange 1.046 shares of Limited common stock for each share of Intimate Brands common stock we do not own. We have set the exchange ratio so that Intimate Brands stockholders will have approximately the same ownership interest in Intimate Brands' businesses immediately after completion of the transaction that they currently hold while also getting the same interest in The Limited's other businesses and assets. The exchange ratio also represents an approximately 6.1% premium over the Intimate Brands common stock closing price on February 4, 2002.

      Assuming that the conditions to the offer are satisfied (including a non-waivable condition that The Limited own at least 90% of the common stock of Intimate Brands) and that the offer is completed, we will then effect a "short-form" merger in which the remaining Intimate Brands public stockholders will receive the same consideration unless it is not legal to do so. The share exchange in both the offer and the merger will be tax-free to IBI stockholders for U.S. federal income tax purposes.

      We believe that the recombination should be well received by Intimate Brands' stockholders. It is strategically sound, and we hope it will facilitate meaningful growth in the years ahead. I believe this is truly a win-win transaction for both companies and their stockholders.

      Although we are not seeking to reach a formal agreement with you on the transaction, we are aware that you will need to review the transaction and make a recommendation to your stockholders. We also understand that it would be customary in transactions of this type for a special committee of independent directors to be established to review the transaction and make its recommendation and for that committee to retain independent financial and legal advisors. Needless to say, The Limited supports the creation of such a committee and the retention by it of independent advisors.

      On a personal note, I want to express my thanks to each of you for your efforts in helping build IBI into the extraordinary business that it is and for the work to be done in evaluating this transaction.

      Please do not hesitate to call Ann Hailey or me with any questions or if we can be of any assistance.

      We look forward to moving ahead on this exciting transaction that we believe will generate value for Limited and Intimate Brands stockholders alike.

   Sincerely yours,

   /S/  LESLIE H. WEXNER
   Leslie H. Wexner
   Chairman and Chief Executive Officer

   On February 5, 2002, Purchaser commenced the Offer.

   The Board by unanimous written consent, established the Special Committee composed of three independent directors, effective as of February 5, 2002. The Board authorized the Special Committee to review and evaluate the Offer, to determine what position Intimate Brands should communicate to its stockholders regarding the Offer, and to make a determination as to the fulfillment by the Board of its obligations with respect to the Offer, including without limitation its fiduciary obligations and its obligations to prepare and file with the SEC and publish a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, stating, on behalf of the Board, the Special Committee's position with respect to the Offer.

   On February 5, 2002, the members of the Special Committee held a telephonic meeting to discuss retaining an independent legal advisor to counsel the Special Committee and the criteria to be used in selecting the legal advisor including, that the firm should be experienced in special committee matters related to transactions similar to the Offer and have no conflict of interest involving Purchaser or related parties. The Special Committee also agreed to retain an investment banking firm experienced in special committee matters.

   On February 6, 2002, the Special Committee met to consider the criteria for evaluating a legal advisor. The Special Committee then conducted interviews with three law firms. After considering the interviews with the law firms in a Special Committee meeting held on February 7, 2002, the Special Committee unanimously decided to retain Wilmer, Cutler & Pickering as the Special Committee's independent legal advisor.

   On behalf of the Special Committee, Wilmer, Cutler & Pickering received information from and conducted interviews of several investment banking firms between February 8 and February 10, 2002.

   On February 10, 2002, the Special Committee held a telephonic meeting at which Wilmer, Cutler & Pickering participated. During this meeting, the Special Committee and Wilmer, Cutler & Pickering discussed the duties of the Special Committee under applicable law, including its fiduciary duties and standards for independence. The Special Committee discussed these standards and, individually and collectively, concluded that each member of the Special Committee met these standards. The Special Committee also reviewed the scope of its responsibilities and authority as delegated by the Board. The Special Committee discussed certain aspects of the Offer and the process. The Special Committee considered the interviews of the investment banking firms, each firm's proposal and qualifications to serve as financial advisor, and the factors for selecting a financial advisor to the Special Committee.

   On February 11, 2002, Wilmer, Cutler & Pickering, on behalf of the Special Committee, gathered additional information regarding certain of the investment banking firms that had been interviewed and provided that information to the Special Committee. On February 11, 2002, after considering the additional information, the Special Committee approved retaining Credit Suisse First Boston Corporation ("Credit Suisse First Boston") as the Special Committee's financial advisor.

   On February 11, 2002, Credit Suisse First Boston commenced its due diligence review of Intimate Brands and review of publicly available information relating to Purchaser. On February 12, 2002, Credit Suisse First Boston continued its due diligence review of Intimate Brands and review of publicly available information relating to Purchaser. On February 13, 2002, Credit Suisse First Boston met with Banc of America Securities and Goldman Sachs, financial advisors to Purchaser, to discuss the Offer as set out in the Offer to Exchange and to discuss due diligence matters.

   On February 13, 2002, the Special Committee held a telephonic meeting at which its legal and financial advisors participated. During this meeting, Credit Suisse First Boston apprised the Special Committee of its initial meeting earlier that same day with Purchaser's financial advisors and summarized its due diligence requirements in order to evaluate the Offer.

   Between February 13 and 18, 2002, Credit Suisse First Boston coordinated due diligence matters with Purchaser and its representatives. On February 18, 2002, Credit Suisse First Boston held telephone conversations with representatives of Intimate Brands and representatives of Purchaser to discuss financial results, operations, and business strategies of the respective companies.

   Intimate Brands filed with the SEC its Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities and Exchange Act of 1934 on the morning of February 20, 2002 (the "Schedule 14D-9"). In the Schedule 14D-9, the Special Committee informed Intimate Brands stockholders that it was unable to take a position with respect to the Offer at that time because it had not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee's legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law.

   Intimate Brands issued a press release on the morning of February 20, 2002 announcing the establishment and composition of the Special Committee as well as the Special Committee's position as stated in the Schedule 14D-9. The
Schedule 14D-9 was amended later on February 20 for the purpose of incorporating by reference the press release from that morning ("Amendment No. 1").

   Since February 19, 2002, the Special Committee's legal and financial advisors have continued their due diligence reviews of Intimate Brands and Purchaser based on publicly available information and certain non-public information received from Intimate Brands, Purchaser and Purchaser's advisors, and engaged in due diligence discussions with Purchaser's advisors and management of both companies regarding Intimate Brands, Purchaser and the Offer. The Special Committee's legal advisor also researched precedent transactions. Intimate Brands and Purchaser share certain administrative and management staff and have retained historically the same outside legal advisors and independent accountants for ordinary course of business dealings and filings, including individuals who were involved in furnishing some of the information provided by Intimate Brands in response to due diligence requests by the Special Committee's advisors. In addition, the Purchaser participates in Intimate Brands' budgeting and forecasting processes. As part of this review process, the Special Committee's financial advisor, Credit Suisse First Boston, held telephonic discussions with Intimate Brands' management and Purchaser's management and financial advisors regarding the Offer and certain business and financial information including 2002 financial projections prepared by the managements of Intimate Brands and Purchaser, relating to Intimate Brands and Purchaser.

   The Special Committee met in person on February 26, 2002 with its legal and financial advisors. Dr. Blackwell participated in the meeting by telephone. Wilmer, Cutler & Pickering updated the Special Committee on the status of the pending litigation in connection with the Offer. Wilmer, Cutler & Pickering discussed with the Special Committee issues the Special Committee might consider in determining the effect of the Offer on employee benefit plans for Intimate Brands employees, including employee stock option plans. The Special Committee discussed its duties to stockholders and Intimate Brands, as well as other factors that the Special Committee may consider in its assessment of the Offer.

   During the February 26 Special Committee meeting, Credit Suisse First Boston discussed with the Special Committee the preliminary results of its initial evaluation and review of the financial aspects of the Offer and information regarding the businesses and stock of Intimate Brands and Purchaser. The financial advisor's review was preliminary because Credit Suisse First Boston had not yet received all the information it had requested from Intimate Brands, Purchaser and Purchaser's advisors. Credit Suisse First Boston discussed with the Special Committee Wall Street analysts' research reports on Intimate Brands and Purchaser, including consensus earnings per share growth rate estimates of such analysts. Credit Suisse First Boston noted for the Special Committee that Purchaser's publicly filed financial statements reflected substantial cash and investments, but also substantial contingent and other liabilities, of Purchaser. Also discussed were the potential cost savings, stated by Purchaser to be approximately $5.0 million, and additional synergies and benefits capable of being realized by combining Intimate Brands and Purchaser. Credit Suisse First Boston informed the Special Committee that it would require additional information as to, among other things, Purchaser's non-Intimate Brands businesses in order to arrive at a definitive perspective on the proposed exchange ratio.

   The Special Committee, during the February 26 meeting, engaged in an extensive dialogue regarding the implications of Credit Suisse First Boston's preliminary review as well as the underlying information available to its financial advisors. The Special Committee concluded that additional information would be required in order for Credit Suisse First Boston to provide a definitive evaluation of the exchange ratio and the Special Committee instructed its advisors to seek further information from Purchaser's legal and financial advisors. The Special Committee also determined, based on its preliminary review and discussions, and pending receipt of further information and further review and consultation with its advisors, that it could not recommend that Intimate Brands stockholders tender their Shares in the 1.046 exchange ratio. The Special Committee authorized its advisors to inform Purchaser's advisors that it was not prepared to recommend that Intimate Brands stockholders tender their Shares in the Offer at the 1.046 exchange ratio and that it was the preliminary view of the Special Committee, pending review of additional information, that the exchange ratio should be higher in order to adequately compensate Intimate Brands' stockholders. The Special Committee also instructed its legal advisor to request Purchaser consider extending the Offer beyond the March 11, 2002 initial expiration date.

   Following the Special Committee meeting, the Special Committee's financial and legal advisors contacted Purchaser's financial and legal advisors on February 26, 2002 to inform them of the Special Committee's request for additional information and the Special Committee's preliminary view, pending receipt and review of additional information, that the Special Committee could not recommend that Intimate Brands stockholders tender their Shares at the
1.046 exchange ratio.

   On February 27, 2002, Credit Suisse First Boston spoke with Purchaser's financial advisors to discuss its due diligence information requirements. Also on February 27, Wilmer, Cutler & Pickering had a due diligence conversation with an employee benefits human resources representative of Intimate Brands, who is also a representative of employee benefits human resources for Purchaser. During this conversation and through review of the Offer to Exchange and employee benefit plans of Intimate Brands, Wilmer, Cutler & Pickering gathered information regarding the existing employee benefits plans of Intimate Brands, including employee stock option plans, the impact of the Offer on those benefits plans, as well as seeking information responsive to the inquiries raised by the Special Committee during its February 26 Special Committee meeting concerning the impact of the Offer and Merger on employees.

   On February 28, 2002, both Purchaser and Intimate Brands held separate fourth quarter and year end earnings calls. The transcript of the Intimate Brands earnings call is attached to this Statement as an exhibit and the transcript of Purchaser's earnings call was filed by Purchaser with the SEC on March 4, 2002 under Rule 425. The Special Committee's advisors listened to these calls.

   Also on February 28, 2002, the Special Committee's financial advisor had a conference call with Purchaser's financial advisors to discuss certain information which it had received pursuant to its due diligence requests and to request access to additional information. Following this discussion, Credit Suisse First Boston held another conference call during which Purchaser's advisors and managements of Intimate Brands and Purchaser responded to due diligence inquiries of Credit Suisse First Boston. Also on February 28, Credit Suisse First Boston had a conference call with Purchaser's management and PricewaterhouseCoopers, independent accountants for Intimate Brands and Purchaser, to discuss Purchaser's audit procedures, including intercompany expense allocation, and material changes, if any, in the information expected to be reflected in the notes to financial statements and management's discussion and analysis in Purchaser's upcoming Annual Report on Form 10-K relative to Purchaser's Annual Report on Form 10-K for the prior fiscal year.

   The Special Committee held a telephonic meeting on March 3, 2002 with its legal and financial advisors. Wilmer, Cutler & Pickering apprised the Special Committee of the status of the litigation and likely timing of an additional filing with the SEC by Intimate Brands to communicate the Special Committee's views to Intimate Brands stockholders. The Special Committee's legal and financial advisors informed the Special Committee of their respective discussions with the Purchaser's advisors since the Special Committee's February 26 meeting. Credit Suisse First Boston updated the Special Committee as to the additional information it had received since the Special Committee meeting on February 26 and its observations based on that information. The Special Committee also discussed with Credit Suisse First Boston the potential earnings growth of the non-Intimate Brands portion of Purchaser and the potential cost savings and synergies articulated by Purchaser's advisors that may be realized by merging Intimate Brands and Purchaser into one entity. The Special Committee discussed the possible positions it could take and determinations it could reach with respect to the Offer based on its review and discussions with its advisors and the information presented. The Special Committee determined, in light of its review, discussions with its advisors and the information presented to date, that it believed the exchange ratio offered to the minority stockholders should be higher than the 1.046 exchange ratio in order to adequately compensate the Intimate Brands' stockholders. The Special Committee then discussed with its advisors terms for an exchange offer and possible ways in which to best protect and promote the interests of Intimate Brands stockholders and adequately compensate the Intimate Brands stockholders for the recombination of Intimate Brands and Purchaser, assuming Purchaser offered an exchange ratio for the Shares that the Special Committee could conclude was fair to the stockholders of Intimate Brands. The Special Committee unanimously authorized its advisors to contact Purchaser's advisors to state to Purchaser that the Special Committee could not recommend that Intimate Brands stockholders tender their Shares at the 1.046 exchange ratio.

   The Special Committee's financial advisor contacted Purchaser's financial advisors the morning of March 4 to communicate the Special Committee's position on the exchange ratio and other terms as authorized by the Special Committee. These discussions continued on March 5, when the Special Committee's advisors were informed by Purchaser's advisors that Purchaser would not likely increase the exchange ratio.

   On the afternoon of March 5, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors. During this meeting, Credit Suisse First Boston informed the Special Committee that Purchaser's financial advisors had indicated that Purchaser was unlikely to increase the exchange ratio. The Special Committee also was informed by Wilmer, Cutler & Pickering of Purchaser's advisor's statement, that Purchaser would not consider any alternative transaction. In addition, as of this March 5 meeting, Purchaser had not agreed to extend the initial expiration date of the Offer beyond the initial expiration of March 11, 2002. The Special Committee discussed the positions it could take with respect to the Offer and the factors to be considered in reaching such determinations. The Special Committee again considered the preliminary observations of its legal and financial advisors. The Special Committee unanimously decided it could not recommend that Intimate Brands stockholders tender their Shares at the 1.046 exchange ratio. After extensive discussion, the Special Committee unanimously decided to request an opportunity to speak directly with Leslie Wexner, as Chief Executive Officer and Chairman of the board of directors of Purchaser, to express its concerns regarding the Offer, including the exchange ratio. At the Special Committee's request, following the Special Committee meeting, Wilmer, Cutler & Pickering contacted Purchaser's legal advisor for purpose of initiating a direct dialogue between the Special Committee and Mr. Wexner.

   The Special Committee held a meeting with Mr. Wexner on the morning of March 6, 2002. During this conversation, the Special Committee presented its questions and concerns regarding the Offer and indicated that at the exchange ratio of 1.046 the Special Committee would not be able to recommend that the Intimate Brands stockholders tender their Shares in response to the Offer. Mr. Wexner presented the Purchaser's reasons for a recombination of Purchaser and Intimate Brands and various related matters. At the conclusion of this discussion, Mr. Wexner indicated that he would consider the Special Committee's input.

   According to the Offer to Exchange, Purchaser, on March 6, 2002, on the basis of a number of factors, including market trading patterns, feedback from stockholders of Intimate Brands and Purchaser and questions and comments from members of the Special Committee and its financial and legal advisors, a committee of the board of directors of Purchaser consisting of Mr. Wexner and Allan R. Tessler, Chairman of the Finance Committee of the board of directors of Purchaser, approved an increase in the exchange ratio in the Offer to 1.10 shares of Purchaser's common stock for each outstanding Share. Later on March 6, 2002, the revised higher exchange ratio was presented by Purchaser's advisors to the Special Committee's advisors.

   On March 7, 2002, Purchaser issued a press release announcing the increase in the exchange ratio and the extension of the Offer period until 12:00 midnight, New York City time, on Wednesday, March 20, 2002. Purchaser subsequently filed an amended Schedule TO on March 7, 2002 and a prospectus supplement dated March 7, 2002 to reflect these changes to the terms and conditions of the Offer. No other terms or conditions of the Offer were modified in those filings.

   On the afternoon of March 8, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors. At this meeting, Credit Suisse First Boston reviewed with the Special Committee its financial analysis of the revised exchange ratio and rendered to the Special Committee its opinion, as of that date and based on and subject to the matters to be described in its opinion, as to the fairness, from a financial point of view, to the holders of Shares (other than Purchaser and its affiliates) of the revised exchange ratio of 1.10. The Special Committee unanimously determined, based upon its discussions and information available to it, the Offer was fair to and in the best interests of Intimate Brands and its stockholders and unanimously approved the recommendation to Intimate Brands stockholders to tender their Shares in response to the Offer. The Special Committee instructed its legal advisor to prepare an amended Schedule 14D-9 to communicate to the stockholders of Intimate Brands the recommendation of the Special Committee.

  Reasons for the Recommendation.

  Reasons for the Recommendation of the Special Committee

   The Special Committee recommends the stockholders of Intimate Brands accept the Offer. The Special Committee recommends the stockholders of Intimate Brands tender their Shares in the Offer because the Special Committee has determined unanimously that the Offer is fair to and in the best interests of Intimate Brands and its stockholders.

   In reaching its decision to recommend the Intimate Brands stockholders accept the Offer and Merger, the Special Committee considered a number of factors. Here is a summary of the principal factors the Special Committee considered:

   1. Financial and Business Prospects of Intimate Brands and Purchaser. The Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of Intimate Brands and Purchaser, including potential risks involved in achieving those prospects and objectives and the current and expected conditions in the general economy and in the industries in which Purchaser's and Intimate Brands' businesses operate.

   2. Financial Information. The Special Committee considered financial projections for Intimate Brands and Purchaser. The Special Committee's financial advisor received one year forecasts from Intimate Brands and Purchaser. The Special Committee also considered the research reports of Wall Street analysts on Intimate Brands and Purchaser, including consensus earnings growth rates estimates, because Intimate Brands and Purchaser do not prepare forecasts beyond one year. Historical financial information for Intimate Brands and Purchaser appear in those companies' Annual Reports on Form 10-K for the year ended February 3, 2001 and Quarterly Reports on Form 10-Q for the quarters ended May 5, 2001, August 4, 2001 and November 3, 2001.

   3. Market Prices of Intimate Brands and Purchaser. The Special Committee considered the historical and market prices of the Shares, the premiums implied by the 1.046 exchange ratio provided for in the initial Offer, the premiums implied by the revised 1.10 exchange ratio in the revised Offer, and the exchange ratio implied by the market prices of the Shares and Purchaser's common stock as of a recent date.

   4. Financial Analysis and Opinion of the Special Committee's Financial Advisor. The Special Committee took into account discussions with Credit Suisse First Boston during the review process and its financial analyses, including its opinion, dated March 8, 2002, as of that date and based on and subject to the matters described in its opinion as to the fairness, from a financial point of view, to the holders of Shares (other than Purchaser and its affiliates) of the revised exchange ratio of 1.10. The opinion of Credit Suisse First Boston dated March 8, 2002 to the Special Committee is attached to this Statement as Appendix A and is described more fully below under the heading "Opinion of the Special Committee's Financial Advisor."

   5. Timing of Completion. The Special Committee considered the anticipated timing of the Offer and Merger and noted that stockholders who tender their Shares in the Offer likely will receive the consideration in payment for their Shares sooner than they would have had Intimate Brands pursued a negotiated merger transaction. The Special Committee also noted that if sufficent Shares are tendered in the Offer, the Merger could be consummated without a stockholder vote, and according to the Offer to Exchange, Purchaser intends to consummate the Merger shortly after the expiration of the Offer, so that all stockholders likely will receive the consideration in payment of their Shares sooner than they would have had Intimate Brands pursued a negotiated merger transaction. See "Additional Information -- Merger" under Item 8 below.

   6.  Participation in Future Growth; Non-Intimate Brands
Business. Stockholders who tender their Shares in the Offer will have the opportunity to participate in any future growth of Intimate Brands indirectly through their ownership of Purchaser's common stock. That participation under the revised Offer, at 17%, will be at a proportion greater than their current holdings in Intimate Brands of 16.3%. In addition, stockholders who tender their Shares in the Offer also will have the opportunity to participate in any future growth of the non-Intimate Brands businesses of Purchaser, ownership in other publicly traded companies and substantial amount of cash in which Intimate Brands stockholders do not currently participate.

   7. Tax Deferred Exchange. According to the Offer to Exchange, the exchange of Shares for shares of Purchaser's common stock in both the Offer and Merger is expected to qualify as a tax-deferred reorganization for United States federal income tax purposes and Purchaser's legal advisor has provided an opinion with respect to this which opinion is attached to the Offer to Exchange. U.S. stockholders of Shares who hold their Shares as capital assets should be able to defer recognition of any taxable gain they might otherwise recognize for such purposes by retaining shares of Purchaser's stock they receive in the Offer or Merger, except for the cash received in lieu of fractional shares. Different tax consequences may result for individuals in the Savings and Retirement Plan and for employees. Neither the Special Committee nor Intimate Brands has obtained or plans to obtain an opinion of counsel or a ruling from the United States Internal Revenue Service regarding the United States federal income tax consequences associated with the Offer or the Merger.

   8. Lack of Other Proposals. To the Special Committee's knowledge, no third party other than Purchaser has made any proposal to purchase most or all of the Shares as a single block, including during the approximately five weeks since Purchaser's public announcement of the Offer and the date of this Statement. The Special Committee considered it unlikely that another company would be willing to purchase Intimate Brands as a whole given the shared operations with Purchaser and difficulty a potential buyer might face in similarly integrating Intimate Brands into its operations. For these reasons, the Special Committee determined that an acquisition of Intimate Brands by a third party was not a feasible alternative.

   9. Improbability of Alternative Transactions with Purchaser. According to the Offer to Exchange, Purchaser's financial advisors considered strategic alternatives to the Offer, but Purchaser determined that other options are presently and for the foreseeable future not viable for various reasons including timing, complexity, tax and other consequences such as supermajority approval requirements. According to the Offer to Exchange and Purchaser's advisors, a negotiated merger or other alternatives for effecting a recombination of Intimate Brands and Purchaser are not alternatives Purchaser would consider. In light of Purchaser holding approximately 84% of the equity and 93% voting power of Intimate Brands, the Special Committee recognized that Intimate Brands is not in a position to require the Purchaser to pursue, and Intimate Brands could not pursue without Purchaser's approval, alternative transactions or to have Purchaser structure the transaction in a manner different than the Offer.

   10. Possible Decline in the Market Price of Intimate Brands if Purchaser Withdraws the Offer or the Offer Does Not Close. The Special Committee considered the possibility that, if a transaction with Purchaser is not completed and Purchaser were to withdraw any offer to acquire Shares or the Offer did not close, the market price of Shares could decline. The Special Committee considered the uncertainty with respect to the price at which Intimate Brands might trade in the future and the possibility that, if the Offer is not consummated, there could be no assurance that any future transaction would yield the same per share consideration.

   11. Conditions to Consummation. The Special Committee considered the conditions to the closing of the Offer, including the requirement that Purchaser obtain its shareholders' approval to the Offer. As of the date of this Statement, Purchaser has not yet received stockholder approval and its stockholder meeting initially scheduled for March 11, 2002 to vote on the issuance of Purchaser's common stock in the Offer and Merger has been adjourned until further notice.

   12. Shared Management and Potential Synergies. There are currently a number of shared administrative and management personnel and shared facilities and services between Intimate Brands and Purchaser which results in shared efficiencies. As a result of the Offer and Merger, there will be additional synergies which Purchaser has estimated at $5 million.

   13. Impact on Employees. The employee benefits plans will essentially be treated in the same manner under Purchaser as they are under Intimate Brands. Presently, a number of employee plans are covered under Purchaser's plans and so the Offer and Merger would not impact those plans. The Special Committee's legal advisor was informed by Purchaser, and the Offer to Exchange states, that Purchaser intends with respect to the employee stock option plan to convert stock options in Intimate Brands to equivalent stock options in the Purchaser.

   14. Stockholders Rights. According to the Offer to Exchange, the rights of holders of Shares are generally comparable to the rights of holders of Purchaser's common stock, for example, dividend rights and rights upon liquidation and dissolution. Both companies are organized under the laws of the State of Delaware giving stockholders of Intimate Brands the same statutory rights as stockholders of Purchaser as they have presently with respect to Intimate Brands. However, with respect to certain rights, the minority stockholders of Intimate Brands may have slightly stronger protections than those available to a minority stockholders of Purchaser. Also Intimate Brands stockholders who do not tender in the Offer will have appraisal rights available to them in the event of a Merger as described in Item 8 below and in the Offer to Exchange.

   The Special Committee did not consider the book value or liquidation value of Intimate Brands' or its subsidiaries' assets as meaningful measures of the fair value of the Shares and did not consider liquidation to be an attractive course of action. Therefore, the Special Committee did not seek an appraisal of the liquidation values of those assets.

   The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee in light of its knowledge of the business, financial condition and prospects of Intimate Brands and the discussions with and advice of its legal and financial advisors.
 In the opinion of the Special Committee, the counterveiling factors were not sufficient, either individually or collectively, to outweigh the benefits of the Offer to Intimate Brands stockholders. Based on the foregoing, it is the recommendation of the Special Committee that the stockholders accept Purchaser's Offer.

  Opinion of the Special Committee's Financial Advisor

   The Special Committee's financial advisor, Credit Suisse First Boston, delivered a written opinion, dated March 8, 2002, to the Special Committee to the effect that, as of that date and based on and subject to the matters described in its opinion, the revised exchange ratio of 1.10 provided for in the Offer was fair, from a financial point of view, to the holders of Shares (other than Purchaser and its affiliates). The full text of Credit Suisse First Boston's written opinion dated March 8, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Appendix A and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

   In rendering its opinion, Credit Suisse First Boston performed various financial analyses typically performed in transactions similar to the Offer. These analyses included (i) a review of the relative contributions of Intimate Brands and Purchaser to the estimated net income of the combined company, (ii) a historical exchange ratio analysis in order to derive implied exchange ratios based on the average daily closing prices of the Shares and Purchaser's common stock over various periods, (iii) a discounted cash flow analysis of the estimated present value of the unlevered, after-tax free cash flows that each of Intimate Brands and Purchaser could generate over calendar years 2002 through 2006, (iv) a comparison of financial and stock market data of Intimate Brands and Purchaser to corresponding data of selected publicly traded companies in the specialty softline retail business, (v) a review of the financial terms of selected merger and acquisition transactions in the specialty retail and apparel industries, (vi) an analysis of the premiums paid in selected minority buy-out transactions and (vii) a review of the potential pro forma financial impact of the Offer on Purchaser's earnings per share and on Intimate Brands' earnings per share relative to Intimate Brands' earnings per share on a stand-alone basis. In addition, Credit Suisse First Boston considered other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

   Credit Suisse First Boston's opinion is directed only to the fairness, from a financial point of view, of the revised exchange ratio of 1.10 provided for in the Offer to the holders of Shares (other than Purchaser and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or any other actions to be taken by any stockholder in connection with the Offer or the Merger.
  Intent to Tender

   Intimate Brands does not have any knowledge, as to the intentions of any Intimate Brands' executive officers, directors, affiliates and subsidiaries to tender any Shares held of record or beneficially owned by such person.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

   Credit Suisse First Boston is acting as the Special Committee's exclusive financial advisor in connection with the Offer. Pursuant to the terms of Credit Suisse First Boston's engagement, Intimate Brands has agreed to pay Credit Suisse First Boston for its financial advisory services an aggregate fee of $1,750,000, plus 1% of the product of (a) the number of the outstanding Shares not owned by Purchaser as of February 11, 2002 and (b) the positive difference, if any, between the per Share consideration paid in the Offer and the value of
1.046 shares of common stock of Purchaser based on the average per share closing price of such common stock over a specified period prior to the closing of the Offer. In addition, Intimate Brands has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, and will indemnify Credit Suisse First Boston against certain liabilities, including liabilities arising under the federal securities laws. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade or hold the securities of Intimate Brands, Purchaser and their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Prior to Credit Suisse First Boston's engagement in connection with the Offer, Credit Suisse First Boston had not advised either Intimate Brands or Purchaser on any strategic transaction and had not managed any financing transactions for either Intimate Brands or Purchaser. Credit Suisse First Boston also is not a lender under the bank credit facilities of either Intimate Brands or Purchaser.

   Certain officers and employees of Intimate Brands may render services in connection with the Offer but they will not receive any additional compensation for such services.

   Neither Intimate Brands nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Intimate Brands on its behalf with respect to the Offer. Intimate Brands has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, stockholders should not rely on any other information.

Item 6.  Interest in Securities of Subject Company.

   Except as disclosed herein, to the best of Intimate Brands' knowledge, no transactions in Shares have been effected during the past 60 days by Intimate Brands, or any executive officer, director, affiliate or subsidiary of Intimate Brands or any pension, profit-sharing or similar plan of Intimate Brands or its affiliates.

   On January 14, 2002 and February 5, 2002, pursuant to the BMP Employee Stock Purchase Plan, Beth Pritchard purchased approximately 55 Shares at $15.95 per share and 62 Shares at $18.00 per share, respectively.

   On January 29, 2002, Ms. Nichols exercised options to purchase 55,002 Shares at an exercise price of $9.70 per share. On the same day, Ms. Nichols sold these Shares on the open market, through a broker, pursuant to a Rule 10b5-1 trading plan at a price of $17.00 per share. On February 7, 2002, Ms. Nichols exercised options to purchase 8,748 Shares on the open market, through a broker, pursuant to a Rule 10b5-1 trading plan at an exercise price of $8.10 per share and 3,008 Shares on the open market, through a broker, pursuant to a Rule 10b5-1 trading plan at an exercise price of $9.70 per share. Also, on February 7, 2002, Ms. Nichols sold 15,530 Shares on the open market, through a broker, at a price of $18.00 per share. On February 13, 2002, Ms. Nichols sold 12,352 Shares at a price of $19.00 per share on the open market, through a broker.

Item 7.  Purpose of the Transaction, Plans or Proposals.

   Except as described or referred to in this Statement or the Offer to Exchange, to Intimate Brands' knowledge, no negotiation is being undertaken or engaged in by Intimate Brands that relates to or would result in (i) a tender offer or other acquisition of the Intimate Brands Shares by Purchaser, any of its subsidiaries or any other person, (ii) an extraordinary transaction such as a merger, reorganization or liquidation, involving Intimate Brands or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Intimate Brands or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Intimate Brands. Except as described or referred to in this Statement or the Offer to Exchange, to the best of Intimate Brands' knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.   Additional Information.

  Merger

   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (based on conversion of Purchaser's Class B common stock into Shares), Purchaser will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of Intimate Brands, in a short form merger. The Offer to Exchange contains information on the short form merger (under the heading "Purpose of the Offer and Merger; The Merger; Appraisal Rights"). According to the Offer to Exchange, if the Offer is completed, Purchaser could consummate the Merger without an additional vote of Purchaser's common stockholders. According to the Offer to Exchange, Purchaser will consummate the Merger as soon as practicable after the Offer is completed. According to the Offer to Exchange, the minimum tender condition of at least 90% of the outstanding Shares is a non-waivable condition. If, however, Purchaser does not acquire at least 90% of the Shares, under Section 251 of the DGCL, a vote of the stockholders of Intimate Brands would be required to adopt and approve a merger agreement, if any, with Purchaser. In that event, Intimate Brands would also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Intimate Brands would be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

   Article Eleventh of Intimate Brands' Amended and Restated Certificate of Incorporation provides that the approval or authorization of a "business combination" (defined as a variety of transactions, including mergers) with an "interested person" (defined generally as a person beneficially owning capital stock entitled to cast at least 5% of the voting power of Intimate Brands) requires the vote of not less than 75% of the outstanding shares of voting stock held by stockholders other than the interested stockholder. According to the Offer to Exchange, although Purchaser is an "interested person", this provision does not apply to the Offer or Merger because (i) the offer is not a "business combination" within the meaning of Article Eleventh and (ii) a "short form" merger effected under Section 253 of the DGCL, is not subject to the requirements of Article Eleventh of Intimate Brands' Amended and Restated Certificate of Incorporation since a merger in accordance with Section 253 does not require stockholder approval.

  Appraisal Rights

   No appraisal rights are available in connection with the Offer. However, Intimate Brands stockholders at the effective time of the Merger do have appraisal rights in connection with the Merger under Delaware law. Intimate Brands stockholders at the time of the Merger will have the right to dissent and demand appraisal of their Intimate Brands shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their Intimate Brands shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. The value so determined could be more than, less than or the same as the value paid in the Merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL, which contains the Delaware appraisal statute. If a stockholder fails to take any action required by Delaware law, rights to an appraisal may be waived or terminated by the stockholder. Appraisal rights are described in the Offer to Exchange under the heading "Purpose of the Offer; The Merger; Appraisal Rights" and in Annex A of the Offer to Exchange.

   Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the merger, holders of Intimate Brands Shares will receive additional information concerning their appraisal rights and the procedures to be followed in order to perfect them before any action has to be taken in connection with those rights.

  Certain Legal and Regulatory Matters

   Except as set forth herein, Intimate Brands is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser's acquisition or ownership of Shares. Purchaser has stated that it intends to make all required filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

  State Takeover Laws

   A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Exchange, Purchaser has not attempted to comply with state takeover statutes in connection with the Offer, except that Purchaser does intend to comply with certain filing requirements under the laws of the State of Ohio. According to the Offer to Exchange, Purchaser is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer to Exchange nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Exchange, Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Exchange, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

  Litigation

   According to the 2001 Proxy Statement and the Quarterly Reports on Form 10-Q of Intimate Brands, Intimate Brands and its subsidiaries are defendants in a variety of lawsuits arising in the ordinary course of business.

   As previously reported, beginning on February 5, 2002, and continuing thereafter, a number of separate lawsuits were filed in the Delaware Court of Chancery and in the Court of Common Pleas of Franklin County,

Ohio on behalf of similar purported classes of public stockholders of Intimate Brands relating to the announcement by Purchaser that it was commencing an exchange offer for the outstanding public shares of common stock of Intimate Brands and asserting that the terms of the exchange offer were inadequate and unfair to those shareholders. One of these actions was voluntarily dismissed by the plaintiff in that action on February 7, 2002. The Delaware actions were subsequently consolidated under the caption In re Intimate Brands, Inc. Shareholders Litigation, C.A. No. 19382-NC. The amended complaint filed on February 8, 2002, by plaintiffs in two of the lawsuits, Vogel v. Gee, et al., C.A. No. 19382-NC, and Helwig v. Wexner, et al., C.A. No. 19383-NC, which substantially revised the initial allegations in those actions to allege that the disclosures contained in the registration statement on Form S-4 and the prospectus included therein filed by Purchaser in connection with the exchange offer were incomplete or misleading for various reasons, was designated as the operative complaint in the consolidated action. Plaintiffs in the Vogel and Helwig actions also moved for expedited discovery on their claims in anticipation of making a motion for preliminary injunction against the closing of the exchange offer until additional disclosures addressing the alleged shortcomings identified in the amended complaint had been disseminated. Following a hearing on February 13, 2002, the Delaware Court of Chancery granted the plaintiffs' application for expedited discovery and tentatively scheduled a hearing on a motion for preliminary injunction to be held on February 28, 2002. Thereafter, the parties agreed that the preliminary injunction hearing would be adjourned without date, that no depositions would go forward and that the parties would engage in discovery. Plaintiffs' counsel in the two actions pending in Ohio agreed to withdraw the motion for expedited discovery pending in that court, to not seek an injunction in that court, and to participate in the expedited discovery and injunction proceedings in the Delaware actions. On February 26, 2002, Purchaser voluntarily filed a supplemental disclosure regarding the exchange offer. On March 1, 2002, plaintiffs in the two Ohio actions filed under seal identical amended complaints setting forth allegations substantially similar to the allegations in the operative complaint in the Delaware consolidated action and indicating an intention to seek injunctive relief in Ohio. On March 4, 2002, a motion to stay the Ohio actions pending resolution of the Delaware action was filed by Purchaser, IBI, and the IBI Board of Directors. Plaintiffs in the Ohio actions subsequently moved to consolidate those actions, moved for preliminary injunction against the closing of the Offer, and sought to depose Purchaser's financial advisors. Thereafter, the plaintiffs withdrew their requests for an injunction and depositions, and the defendants withdrew their motion to stay the Ohio actions. By agreement with plaintiffs' counsel in the respective actions, the time for all defendants to respond to the complaints in the Delaware and Ohio actions has been extended through and including April 2, 2002, and April 3, 2002, respectively. Intimate Brands and the other defendants have reached an agreement in principle with the plaintiffs to resolve all pending litigation.

   Intimate Brands has engaged counsel to represent the members of the Special Committee (Ms. Donna James and Drs. William Kirwan and Roger Blackwell) in their capacity as members of the Special Committee and as individual directors with respect to the claims. Intimate Brands has engaged separate counsel for Intimate Brands and the other directors with respect to the claims.

  Intimate Brands Charter
   The Intimate Brands Certificate of Incorporation contains the following provision:

   "EIGHTH. The Board of Directors of the Corporation, when evaluating any offer of another party to (1) make a tender or exchange offer for any equity security of the Corporation, (2) merge or consolidate the Corporation with another corporation, or (3) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall in connection with the exercise of its judgment in determining what is in the best interests of the corporation and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects on the employees, customers, suppliers and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located."

  Certain Forward-Looking Statements

   This Statement may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although Intimate Brands believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in Intimate Brands' documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

   The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.  Exhibits.

Exhibit No. Description
----------- -----------

   (a)(1)   Press Release dated February 20, 2002 (incorporated by reference to the press release filed by
            Intimate Brands with the SEC pursuant to Rule 425 on February 20, 2002).*

   (a)(2)   Transcript of IBI 4th Quarter Earnings and Year End Conference Call (incorporated by reference to the transcript filed with the SEC pursuant to Rule 425 on March 4, 2001).

   (a)(3)   Schedule 14D-9 filed with the SEC on February 20, 2002.

   (a)(4)   Amendment No. 1 to Schedule 14D-9 filed with the SEC on Schedule 14D-9/A on February 20,
            2002.

   (a)(5)   Opinion of Credit Suisse First Boston Corporation dated March 8, 2002 (included as Appendix A to this Statement).

   (e)(1)   pages 5 to 6 ("Election of Directors--nominees and directors") of Annual Proxy Statement for fiscal year ended February 3, 2001 on Schedule 14A filed with the SEC on Schedule 14A on
            April 20, 2001.*

   (e)(2)   pages 8 to 9 ("Security Ownership of directors and management") of Annual Proxy Statement for fiscal year ended February 3, 2001 on Schedule 14A filed with the SEC on April 20, 2001.*

   (e)(3)   pages 12 to 16 ("Executive Compensation") of the Annual Proxy Statement for fiscal year ended
            February 3, 2001 on Schedule 14A filed with the SEC on April 20, 2001.*

   (e)(4)   pages 17 to 19 ("Report of the Compensation Committee") of the Annual Proxy Statement for
            fiscal year ended February 3, 2001 on Schedule 14A filed with the SEC on April 20, 2001.*

   (e)(5)   page 21 ("Share Ownership of Principal Stockholders") of the Annual Proxy Statement for fiscal year ended February 3, 2001 on Schedule 14A filed with the SEC on April 20, 2001.*

   (e)(6)   pages 21 to 24 ("Relationship and Transactions with The Limited") of the Annual Proxy Statement for fiscal year ended February 3, 2001 on Schedule 14A filed with the SEC on April 20, 2001.*

   (e)(7)   Indemnification Agreement dated as of March 23, 2001 (incorporated by reference to Exhibit
            10.28 of Intimate Brands' Annual Report filed on Form 10-K with the SEC on April 24, 2001).

   (e)(8)   Form of Indemnification Agreement between Intimate Brands and the directors and officers of
            Intimate Brands (incorporated by reference to Exhibit 10.27 of the Annual Report filed on
            Form 10-K with the SEC on May 2, 1996).

   (e)(9)   Employment Agreement between Intimate Brands and Beth M. Pritchard dated as of May 20,
            1997 (incorporated by reference to Exhibit 10.18 of Quarterly Report filed on Form 10-Q with the
            SEC on September 14, 1998).

  (e)(10)   Employment Agreement between Intimate Brands and Grace A. Nichols dated as of May 20, 1997
            (incorporated by reference to Exhibit 10.17 of Quarterly Report filed on Form 10-Q with the SEC on September 14, 1998).

Exhibit No. Description
----------- -----------

  (e)(11)   Revised Offer Letter from The Limited, Inc. and signed by Tracey Thomas Travis dated
            February 7, 2001, Memorandum dated February 8, 2001 from The Limited, Inc. to Tracey Thomas
            Travis, and Confidentiality, Non-competition and Intellectual Property Agreement between The
            Limited, Inc. and Tracey Travis dated January 26, 2001.

  (e)(12)   Amended and Restated Certificate of Incorporation of Intimate Brands, Inc. (incorporated by reference to Exhibit 3.1 of Quarterly Report filed on Form 10-Q for the quarter ended October 28,
            1995).

  (e)(13)   Bylaws of Intimate Brands, Inc. adopted October 20, 1995 and as amended April 1, 1999
            (incorporated by reference to Exhibit 3.2 of Annual Report filed on Form 10-K for fiscal year ended January 30, 1999).

  (e)(14)   Intimate Brands, Inc. 1995 Stock Option and Performance Incentive Plan (incorporated by reference to Exhibit B to the Proxy Statement filed with the SEC on April 14, 1997).

  (e)(15)   Intimate Brands, Inc. Incentive Compensation Performance Plan (incorporated by reference to
            Exhibit A to the Proxy Statement filed with the SEC on April 14, 1997).

  (e)(16)   Intimate Brands, Inc. 1995 Stock Plan for Non-Associate Directors (incorporated by reference to
            Exhibit 10.26 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(17)   Services Agreement by Intimate Brands, Inc. and The Limited, dated October 23, 1995
            (incorporated by reference to Exhibit 10.1 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(18)   Credit Card Processing Agreement by Alliance Data Systems and Victoria's Secret Stores, Inc.,
            dated October 23, 1995 (incorporated by reference to Exhibit 10.2 of Quarterly Report filed on
            Form 10-Q for the quarter ended October 28, 1995).

  (e)(19)   Credit Card Processing Agreement by Alliance Data Systems and Victoria's Secret Catalogue,
            Inc., dated October 23, 1995 (incorporated by reference to Exhibit 10.3 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(20)   Corporate Agreement by Intimate Brands, Inc. and The Limited, Inc., dated October 23, 1995
            (incorporated by reference to Exhibit 10.4 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(21)   Tax Sharing Agreement by Intimate Brands, Inc. and The Limited, Inc., dated October 23, 1995
            (incorporated by reference to Exhibit 10.5 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(22)   Shared Facilities Agreement by The Limited London-Paris-New York, Inc. and Bath & Body
            Works, Inc., dated October 25, 1995 (incorporated by reference to Exhibit 10.12 of Quarterly
            Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(23)   Shared Facilities Agreement by Structure, Inc. and Bath & Body Works, Inc., dated October 25,
            1995 (incorporated by reference to Exhibit 10.13 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(24)   Shared Facilities Agreement by The Limited London-Paris-New York, Inc. and Victoria's Secret
            Stores, Inc., dated October 25, 1995 (incorporated by reference to Exhibit 10.14 of Quarterly
            Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(25)   Shared Facilities Agreement by Express, Inc. and Bath & Body Works, Inc., dated October 25,
            1995 (incorporated by reference to Exhibit 10.15 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(26)   Shared Facilities Agreement by The Limited London-Paris-New York, Inc. and Victoria's Secret
            Stores, Inc., dated October 25, 1995 (incorporated by reference to Exhibit 10.16 of Quarterly
            Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(27)   Shared Facilities Agreement by Express, Inc. and Victoria's Secret Stores, Inc., dated October 25,
            1995 (incorporated by reference to Exhibit 10.20 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

Exhibit No. Description
----------- -----------

  (e)(28)   Shared Facilities Agreement by Lerner New York, Inc. and Bath & Body Works, Inc., dated
            October 25, 1995 incorporated by reference to Exhibit 10.21 of Quarterly Report filed on
            Form 10-Q for the quarter ended October 28, 1995).

  (e)(29)   Shared Facilities Agreement by Express, Inc. and Victoria's Secret Stores, Inc., dated October 25,
            1995 incorporated by reference to Exhibit 10.23 of Quarterly Report filed on Form 10-Q for the quarter ended October 28, 1995).

  (e)(30)   Sublease Agreement by The Limited London-Paris-New York, Inc. and Bath & Body Works, Inc.,
            dated June 1, 1995 (incorporated by reference to Exhibit 10.8 of Quarterly Report filed on Form
            10-Q for the quarter ended October 28, 1995).

  (e)(31)   Lease Agreement by Distribution Land Corp. and Victoria's Secret Stores, Inc., dated January 31,
            1999 (incorporated by reference to Exhibit 10.6 of Annual Report filed on Form 10-K with the
            SEC on April 24, 2001).

  (e)(32)   Lease Agreement by Distribution Land Corp. and Bath & Body Works, Inc., dated January 31,
            1999 (incorporated by reference to Exhibit 10.8 of Annual Report filed on Form 10-K with the
            SEC on April 24, 2001).

  (e)(33)   Lease Agreement by Distribution Land Corp. and Victoria's Secret Catalogue, Inc., dated
            January 31, 1999 (incorporated by reference to Exhibit 10.7 of quarterly Report filed with the SEC on Form 10-Q for the quarter ended May 1, 1999).

          --------
          *Previously Filed.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete, and correct.

                                       INTIMATE BRANDS, INC.

                                           /S/  TRACEY THOMAS TRAVIS
                                       By: __________________________________
                                       Name: Tracey Thomas Travis
                                       Title: Vice President, Finance and
                                              Chief Financial Officer

Dated:  March 11, 2002

                                                                     APPENDIX A

            [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

March 8, 2002

The Special Committee of the Board of Directors
Intimate Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

The Special Committee of the Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of Class A common stock of Intimate Brands, Inc. ("Intimate Brands"), other than The Limited, Inc. ("The Limited") and its affiliates, of the Exchange Ratio (as defined below) provided for in the Offer (as defined below) of Intimate Brands Holding Co., Inc., a wholly owned subsidiary of The Limited ("IBI Holding"). Upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus, dated February 5, 2002 and as amended as of March 8, 2002 (the "Offer to Exchange"), which forms a part of the Registration Statement on Form S-4 of The Limited, IBI Holding has commenced an offer (the "Offer") to exchange 1.1 shares (the "Exchange Ratio") of the common stock, par value $0.50 per share, of The Limited ("The Limited Common Stock") for each outstanding share of Class A common stock, par value $0.01 per share, of Intimate Brands ("Class A Common Stock"). The Offer to Exchange further provides that, following consummation of the Offer, Intimate Brands will be merged with IBI Holding (the "Merger" and, together with the Offer, the "Transaction") and each remaining outstanding share of Class A Common Stock will be converted into the right to receive the Exchange Ratio.

In arriving at our opinion, we have reviewed the Offer to Exchange and certain publicly available business and financial information relating to Intimate Brands and The Limited, including publicly available financial forecasts with respect to Intimate Brands and The Limited discussed with us by the managements of Intimate Brands and The Limited. We also have reviewed certain other information relating to Intimate Brands and The Limited, including financial forecasts provided to or discussed with us by the managements of Intimate Brands and The Limited, and have met with the managements of Intimate Brands and The Limited to discuss the businesses and prospects of Intimate Brands and The Limited. We have considered certain financial and stock market data of Intimate Brands and The Limited, and we have compared those data with similar data for other publicly held companies in businesses similar to those of Intimate Brands and The Limited, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been announced or effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the publicly available financial forecasts for Intimate Brands and The Limited referred to above, we have reviewed and discussed such forecasts with the managements of Intimate Brands and The Limited and have been advised by the managements of Intimate Brands and The Limited, and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Intimate Brands and The Limited. With respect to the internal financial forecasts for Intimate Brands and The Limited referred to above, we have been advised by the managements of Intimate Brands and The Limited, and have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Intimate Brands and The Limited as to the future financial performance of Intimate Brands and The Limited and the potential cost savings and synergies (including the amount, timing and achievability thereof) and strategic benefits anticipated to result from the

The Special Committee of the Board of Directors
Intimate Brands, Inc.
March 8, 2002
Page 2

Merger. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement. We also have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Intimate Brands or The Limited, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of The Limited Common Stock actually will be when issued pursuant to the Transaction or the prices at which The Limited Common Stock will trade at any time. In connection with our engagement, we were not requested to solicit indications of interest from, and did not hold discussions with, third parties regarding the possible acquisition of all or a part of Intimate Brands. Our opinion does not address the relative merits of the Offer as compared to other business strategies that might be available to Intimate Brands or the effect of any other transaction in which Intimate Brands might engage.

We have acted as financial advisor to the Special Committee of the Board of Directors of Intimate Brands in connection with the Offer and will receive a fee for our services, a significant portion of which is contingent upon the completion of the Offer. In the ordinary course of business, we and our affiliates may hold or actively trade the securities of Intimate Brands, The Limited and their respective affiliates for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Special Committee in connection with its evaluation of the Offer and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Class A Common Stock pursuant to the Offer or any other actions to be taken by such stockholder in connection with the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Class A Common Stock other than The Limited and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION